FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of January 2010 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On January 02, 2011 the registrant announces Tower to Receive NIS 150 Million Non-Refundable Cash Grants from the Israeli Investment Center, a Governmental Agency.

This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: January 02, 2010	By:	/s/ Nati Somekh Gilboa
Name: Nati Somekh Gilboa
Title: Corporate Secretary

Tower to Receive NIS 150 Million Non-Refundable Cash Grants
 from the Israeli Investment Center, a Governmental Agency

The Israeli Investment Center Committee Approved Up to NIS 150 in
Grants Payable to Tower for Its Investment in Fab2 Cap-Ex over the
Years 2006-2011; grants are not refundable and do not constitute a loan of any kind

Migdal Haemek, Israel, January 02, 2011 – TowerJazz, the global specialty foundry leader, today announced that the Israeli Investment Center Committee has officially approved grants of up to NIS 150 million (approximately $42 million) to the company, related to investments in fab2 cap-ex over the years 2006-2011.  This resolves the open discussions with regard thereto held during the past years between the company and the Investment Center.

Grants payment to Tower is expected to be done over the upcoming two years, with the majority of the funds during 2011.

The investment center committee is an Israeli governmental institute, comprised of representatives from Finance & Industry Ministries, and its approval is to be followed by an official approval certificate to be provided for Tower by the Israeli Investment Center, a governmental agency subordinated to the Israeli Ministry of Employment, Trade & Industry. Such approval certificate will include the details and exact terms of the grants.

The grants are not refundable, do not constitute a loan of any kind, do not carry interest, and are a pure participation by the Israeli government in cap-ex costs of companies investing in peripheral areas such as Migdal Haemek, in which fab2 is located.

Russell Ellwanger, CEO of TowerJazz stated, “I am thrilled with the opportunity to lead the company in its next stage of growth.  Since coming to the company in 2005, we have increased the 200mm fab capacity in Migdal Haemek by more than 3x and seen the company revenue grow more than 5x.  The approval of the government grant will enable us to increase the 200mm factory in Migdal Haemek to its full capacity, allowing continued service to a growing customer base and further employment opportunities in the north of Israel.  I wish to thank Migdal Haemek Mayor Mr. Eli Barda for his vision of the importance of sustainable and differentiated manufacturing as an engine for community growth, our Chairman Mr. Amir Elstein for tireless activity to see this to completion with the various governmental ministries and our strategic shareholders for their continued support and encouragement.”

Amir Elstein, Chairman of TowerJazz stated, “As an Israeli headquartered company we are mindful to contribute to the country while providing value to our shareholders and serving our worldwide customer base.  I am pleased that the government understands TowerJazz’ key role as not just a leading high tech company, but a leading high tech company with major manufacturing facilities in the north of Israel.  With the government taking part in the investment strategy of the company we are pleased to continue our growth by investing heavily in the Migdal Haemek facility, which in turn will provide meaningful employment to an additional several hundreds of families residing in that region.”

About TowerJazz
Tower  Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry  leader  and  its fully owned U.S. subsidiary Jazz Semiconductor, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel and one in the U.S. with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Forward Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) cancellation of orders, (iii) failure to receive orders currently expected, (iv) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (v) the large amount of debt and liabilities and having sufficient funds to satisfy our debt obligations and other liabilities on a timely basis or succeed in restructuring the debt, (vi) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (vii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (viii) our ability to capitalize on potential increases in demand for foundry services, (ix) having customer demand that will exceed our manufacturing capacity, (x) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab2, (xi) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xii) the purchase of equipment to increase capacity, the completion of the equipment installation, technology transfer and raising the funds therefor, (xiii) our dependence on a relatively small number of products for a significant portion of our revenue, (xiv) a substantial portion of our revenues being accounted for by a small number of customers, (xv) the concentration of our business in the semiconductor industry, (xvi) product returns, (xvii) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xviii) competing effectively, (xix) achieving acceptable device yields, product performance and delivery times, (xx) possible production or yield problems in our wafer fabrication facilities, (xxi) our ability to manufacture products on a timely basis, (xxii) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxiii) our ability to fulfill our obligations and meet performance milestones under our agreements, including successful execution of our agreement with an Asian entity signed in 2009, (xxiv) retention of key employees and recruitment and retention of skilled qualified personnel, (xxv) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business internationally and in Israel, and (xxvi) business interruption due to fire, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

Contacts
TowerJazz Investor Relations Noit Levi, +972 4 604 7066 Noit.levi@towerjazz.com	CCG Investor Relations Ehud Helft / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com